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Exhibit 12.1

Fluor Corporation
Ratio of Earnings to Fixed Charges
(Dollar Amounts in Thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
Earnings from continuing operations before income taxes	$174,580	$69,476	$386,441	$546,600	$726,552	$1,204,909	$1,177,599
Add (subtract):
Equity in (earnings) from less than 50% owned investees, net of distributions	1,919	1,996	2,849	12,180	(1,597)	1,295	15,030
Noncontrolling interests in earnings (loss) before income taxes	(21,861)	(34,136)	(73,092)	(46,048)	(62,494)	(136,634)	(155,315)
Fixed charges	45,858	45,164	88,770	91,901	63,202	57,167	53,132

Total	$200,496	$82,500	$404,968	$604,633	$725,663	$1,126,737	$1,090,446

Fixed charges:
Interest expense	$33,896	$34,036	$67,638	$69,689	$44,770	$29,681	$26,887
Portion of rental expense representative of interest factor*	11,962	11,128	21,132	22,212	18,432	27,486	26,245

Total fixed charges	$45,858	$45,164	$88,770	$91,901	$63,202	$57,167	$53,132

Ratio of earnings to fixed charges	4.37	1.83	4.56	6.58	11.48	19.71	20.52

*
Considered to be representative of interest factor in rental expense.

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  Exhibit 12.1